OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock, $.01 par value per share
Class B Common Stock, $.01 par value per share

(Title of Classes of Securities)

Class A Common Stock - 257701 20 1
Class B Common Stock - 257701 30 0

(Cusip Numbers)

Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 257701 20 1 and 257701 30 0

1.	Name of Reporting Person: Donegal Mutual Insurance Company		I.R.S. Identification Nos. of above persons (entities only): 23-1336198

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐	N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
N/A

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,299,678 shares of Class A Common Stock and 2,056,384 shares of Class B Common Stock

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 4,299,678 shares of Class A Common Stock and 2,056,384 shares of Class B Common Stock

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,299,678 shares of Class A Common Stock and 2,056,384 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
N/A

13.	Percent of Class Represented by Amount in Row (11): 41.7% of Class A Common Stock and 65.6% of Class B Common Stock

14.	Type of Reporting Person (See Instructions): IC HC

2

Item 2. Identity and Background.

     Item 2 is hereby supplemented and restated so that, as supplemented and restated, Item 2 shall read in its entirety as follows:

     The principal place of business and principal office of Donegal Mutual Insurance Company (the “Mutual Company”), a Pennsylvania mutual casualty/fire insurance company, the entity filing this Schedule 13D, is located at 1195 River Road, Marietta, Pennsylvania 17547. The names of the Mutual Company’s directors are as follows: Donald H. Nikolaus, Ralph G. Spontak, William H. Shupert, Patricia A. Gilmartin, Philip H. Glatfelter, II, John E. Hiestand, R. Richard Sherbahn, Kevin M. Kraft, Sr. and Frederick W. Dreher. The names of the Mutual Company’s executive officers are as follows: Donald H. Nikolaus, Ralph G. Spontak, Cyril J. Greenya, Robert G. Shenk and Daniel J. Wagner. Such persons can be contacted through the Mutual Company at 1195 River Road, Marietta, Pennsylvania 17547.

     Mr. Nikolaus has been President and Chief Executive Officer of the Mutual Company since 1981 and a Director of the Mutual Company since 1972. Mr. Nikolaus has been President and Chief Executive Officer of DGI since 1986. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.

     Mr. Spontak has served as Senior Vice President of the Mutual Company and DGI since 1991, Chief Financial Officer of the Mutual Company and DGI since 1983, Secretary of the Mutual Company and DGI since 1988 and a Director of the Mutual Company since September 1993.

     Mr. Greenya has been Senior Vice President, Underwriting of the Mutual Company since December 1997, was Vice President, Commercial Underwriting of the Mutual Company from 1992 until December 1997 and served as Manager, Commercial Underwriting of the Mutual Company from 1983 to 1992.

     Mr. Shenk has been Senior Vice President, Claims of the Mutual Company since December 1997, was Vice President, Claims of the Mutual Company from 1992 until December 1997 and served as Manager, Casualty Claims of the Mutual Company from 1985 to 1992.

     Mr. Shupert has been Senior Vice President, Underwriting of the Mutual Company since 1991 and served as Vice President, Underwriting of the Mutual Company for 18 years prior thereto. Mr. Shupert has been a Director of the Mutual Company since December 1996.

     Mr. Wagner has been a Vice President and Treasurer of the Mutual Company since 1993 and served as Controller of the Mutual Company for five years prior thereto.

     Mrs. Gilmartin has been an employee since 1969 of Donegal Insurance Agency, an insurance agency that is not affiliated with the Mutual Company or DGI, except that Donegal Insurance Agency receives insurance commissions in the ordinary course of business from DGI’s insurance subsidiaries and affiliates in accordance with such subsidiaries’ and affiliates’ standard commission schedules and agency contracts. Mrs. Gilmartin has been a Director of the Mutual Company since 1979.

     Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a Director of the Mutual Company since 1981, was Vice Chairman of the Mutual Company from 1991 to 2001 and has been Chairman of the Board of DGI and the Mutual Company since 2001.

     Mr. Hiestand has been President of Hiestand Memorials, Inc. since 1977 and a Director of the Mutual Company since 1983.

     Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a Director of the Mutual Company since 1967.

     Mr. Kraft is the President of Clyde W. Kraft Funeral Home, Inc. He has been a director of the Mutual Company since 2003.

     Mr. Dreher has been a partner in the law firm of Duane Morris LLP since 1970 and a Director of the Mutual Company since December 1996.

     In addition to the positions described above, the following individuals also serve as directors of DGI: Donald H. Nikolaus, Patricia A. Gilmartin, Philip H. Glatfelter, II and R. Richard Sherbahn. The other directors of DGI are Robert S. Bolinger, John J. Lyons and Richard D. Wampler, II. All of these individuals have been directors of DGI since DGI’s formation in August 1986, except for Mr. Lyons, who has been a director since 2001, and Mr. Wampler who became a director in 2004.

     All of the executive officers and directors of the Mutual Company are citizens of the United States of America. Neither the Mutual Company nor any of its executive officers or directors has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors). Neither the Mutual Company nor any of its executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented and restated so that, as supplemented and restated, Item 3 shall read in its entirety as follows:

     All acquisitions of shares of Class A Common Stock and Class B Common Stock reported in Item 5 were made by cash held by the entity or personal funds of the individuals named therein, except for those acquisitions made pursuant to the Donegal Group Inc. Dividend Reinvestment and Stock Purchase Plan (the “Dividend Reinvestment Plan”) or pursuant to a restricted stock grant. Pursuant to the Dividend Reinvestment Plan, the Mutual Company purchased shares of Class A Common Stock during the period May 1, 2004 through January 3, 2005 at the per share and aggregate cost as set forth in the following table:

	Number of Shares of
Date of Purchase	Class A Common Stock	Price Per Share (1)	Total Cost
May 15, 2004	14,072	$19.542	$275,000
August 15, 2004	18,175	20.778	377,640
November 15, 2004	17,638	21.41	377,640

(1)	Represents the average of the purchase prices per share of Class A Common Stock for shares purchased in the open market in accordance with the terms of the Dividend Reinvestment Plan.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplemented and restated so that, as supplemented and restated, Item 5 shall read in its entirety as follows:

     (a) As of January 3, 2005, the following persons and entity beneficially owned the number of shares of Class A Common Stock and Class B Common Stock set forth opposite their respective names:

	Class A		Percent of	Class B		Percent of
	Shares		Outstanding	Shares		Outstanding
Name of Individual	Beneficially		Class A	Beneficially		Class B
or Identity of Group	Owned(1)		Shares(2)	Owned(1)		Shares(2)
Donegal Mutual Insurance Company
1195 River Road
Marietta, Pennsylvania 17547	4,299,678		41.7%	2,056,384		65.6%
Directors of DGI:
Donald H. Nikolaus	355,416	(3)	3.4%	104,071		3.3%
Robert S. Bolinger	5,666	(11)	—	816		—
Patricia A. Gilmartin	5,452	(11)	—	709		—
Philip H. Glatfelter, II	7,774	(11)	—	1,843		—
John J. Lyons	21,359	(4)	—	500		—
R. Richard Sherbahn	4,810	(11)	—	381		—
Richard D. Wampler, II	175		—	—		—
Executive Officers of the Mutual Company and DGI (5):
Ralph G. Spontak	89,321	(6)	—	4,649		—
Robert G. Shenk	53,066	(7)	—	3,096		—
Cyril J. Greenya	29,832	(8)	—	462		—
Daniel J. Wagner	10,354	(9)	—	94		—
Directors of the Mutual Company (10):
Frederick W. Dreher	19,006	(11)	—	4,291	(11)	—
John E. Hiestand	2,246	(11)	—	488	(11)	—
Kevin M. Kraft, Sr.	350		—	—		—

(1)	Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person’s spouse, or individually by his or her spouse.

(2)	Less than 1% unless otherwise indicated.

(3)	Includes 200,000 shares of Class A Common Stock that Mr. Nikolaus has the option to purchase under stock options granted by DGI that are currently exercisable.

(4)	Includes 8,334 shares of Class A Common Stock that Mr. Lyons has the option to purchase under stock options granted by DGI that are currently exercisable.

(5)	Excludes Executive Officers listed under “Directors of DGI.”

(6)	Includes 70,000 shares of Class A Common Stock that Mr. Spontak has the option to purchase under stock options granted by DGI that are currently exercisable.

(7)	Includes 45,000 shares of Class A Common Stock that Mr. Shenk has the option to purchase under stock options granted by DGI that are currently exercisable.

(8)	Includes 28,333 shares of Class A Common Stock that Mr. Greenya has the option to purchase under stock options granted by DGI that are currently exercisable.

(9)	Includes 10,000 shares of Class A Common Stock that Mr. Wagner has the option to purchase under stock options granted by DGI that are currently exercisable.

(10)	Excludes Directors listed under “Directors of DGI” and “Executive Officers of the Mutual Company and DGI.”

(11)	Includes 3,334 shares of Class A Common Stock the director has the option to purchase under stock options granted by us that are currently exercisable.

     (b) Each of the persons together with his or her spouse, as applicable, and the entity described in Item 5(a), have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     (c) Reference is made to Item 3 hereof.

     To the knowledge of the Mutual Company, none of the persons named in Item 5(a) has purchased or disposed of any shares of capital stock of DGI during the 60 days preceding December 1, 2004, except (i) purchases by the Mutual Company pursuant to the Dividend Reinvestment Plan as set forth in Item 3, (ii) purchases by the individuals named in Item 5(a) pursuant to the Dividend Reinvestment Plan and (iii) the purchases as set forth in the following table:

				Price
Identity of Person who	Date of	Amount of	Class of	Per	How the Transaction
Effected the Transaction	Transaction	Securities	Securities	Share	Was Effected
Donald H. Nikolaus	11/2/2004	66,667	A	$8.00	Acquisition – Exercise of options.
	11/2/2004	66,667	A	21.50	Disposition – Private sale to the Mutual Company.
	11/2/2004	33,333	B	8.00	Acquisition – Exercise of options.
	11/15/2004	512.038	A	21.445	Acquisition – 401(k) pension/profit sharing.
	11/15/2004	225.315	A	21.41	Acquisition – Dividend reinvestment.
	1/3/2005	1,331	A	17.59	Acquisition – Purchase under Employee Stock Purchase Plan.
Ralph G. Spontak	11/2/2004	26,667	A	8.00	Acquisition – Exercise of options.
	11/2/2004	26,667	A	21.50	Disposition – Private sale to the Mutual Company.
	1/3/2005	147	A	17.59	Acquisition – Purchase under Employee Stock Purchase Plan.
	1/3/2005	75.12	A	21.33	Acquisition – 401(k) pension/profit sharing.
Robert G. Shenk	11/1/2004	16,667	A	8.00	Acquisition – Exercise of options.
	11/1/2004	16,667	A	21.59	Disposition – Private sale to the Mutual Company.
Patricia A. Gilmartin	10/1/2004	295	B	19.45	Disposition – Private sale to the Mutual Company.
Frederick W. Dreher	11/15/04	85.64	A	21.41	Acquisition – Dividend reinvestment.
Donegal Mutual Insurance Company	10/1/2004	295	B	19.45	Acquisition – Private purchase.
	10/20/2004	666	B	19.05	Acquisition – Rule 10b-18 open market purchase.
	11/1/2004	16,667	A	21.41	Acquisition – Private purchase.
	11/2/2004	93,334	A	21.50	Acquisition – Private purchase.

				Price
Identity of Person who	Date of	Amount of	Class of	Per	How the Transaction
Effected the Transaction	Transaction	Securities	Securities	Share	Was Effected
	11/8/2004	666	B	20.56	Acquisition – Private purchase.
	11/8/2004	500	B	20.56	Acquisition – Private purchase.
	11/15/2004	17,638	A	21.41	Acquisition – Dividend reinvestment.
	11/12/2004	25,703	B	19.90	Acquisition – Rule 10b-18 open market purchase.
	11/29/2004	1,066	B	19.95	Acquisition – Rule 10b-18 open market purchase.
	11/30/2004	1,066	B	19.75	Acquisition – Rule 10b-18 open market purchase.
	12/1/2004	500	B	19.96	Acquisition – Rule 10b-18 open market purchase.
	12/3/2004	1,066	B	20.57	Acquisition – Rule 10b-18 open market purchase.
	12/6/2004	602	B	20.70	Acquisition – Rule 10b-18 open market purchase.
	12/8/2004	400	B	19.55	Acquisition – Rule 10b-18 open market purchase.
	12/9/2004	400	B	20.43	Acquisition – Rule 10b-18 open market purchase.
	12/16/2004	542	B	20.75	Acquisition – Rule 10b-18 open market purchase.
	12/17/2004	542	B	20.50	Acquisition – Rule 10b-18 open market purchase.
	12/20/2004	3,999	B	21.35	Acquisition – Private purchase.
	12/29/2004	33,099	B	23.25	Acquisition – Private purchase.
Each director of DGI and the Mutual Company named in Item 5 (a)	1/1/2005	175	A	N/A	Acquisition – Grant of Restricted Stock.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
	By:	/s/ Ralph G. Spontak
Ralph G. Spontak, Senior Vice President,
Dated: January 6, 2005		Chief Financial Officer and Secretary